Exhibit 21

Listing of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Citius Pharmaceuticals, LLC	Massachusetts
Leonard-Meron Biosciences, Inc.	Delaware
NoveCite, Inc.	Delaware
Citius Acquisition Corp.	Delaware